UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 10, 2003

<u>**Second Bancorp Incorporated**</u>
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On February 10, 2003, the Company issued the following press release:

**SECOND BANCORP SUBSIDIARY
COMPLETES SALE OF BRANCH OFFICES**

Warren, Ohio, February 10, 2003—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") announced that subsidiary Second National Bank of Warren has completed the previously announced sale of its two Steubenville, Ohio banking centers to Advance Financial Savings Bank of Wellsburg, West Virginia. The transaction was effective as of the close of business February 7, 2003 and included the purchase and assumption by Advance Financial of the branch facilities (including furniture, fixtures and equipment), approximately $89 million in deposits and a minimal amount of loans which were secured by acquired deposits. In consideration of the transaction, Second National received a $5.85 million deposit premium.

The branch sale is part of Second National Bank's developing banking center reconfiguration strategy which will also include the 2003 consolidation of four smaller banking centers into two new, full service regional locations and new offices in the high growth Medina (relocation of an existing office) and Wooster, Ohio markets. The $2.1 million expense associated with the reconfiguration strategy was fully recognized in the fourth quarter of 2002.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.8 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in an eight county area of Northeastern Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax) or cstanitz@secondnationalbank.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: February 10, 2003

/s/ David L. Kellerman
David L. Kellerman, Treasurer

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